Exhibit 99.B8(e)(4)

AMENDMENT NO. 1

TO THE

ADMINISTRATIVE SERVICES AGREEMENT

This Amendment is made and effective as of the 1st day of July, 2004 by Liberty Life Assurance Company of Boston (the “Company”) and Columbia Management Advisers, LLC (the “Adviser”).

WHEREAS, the Company and Stein Roe & Farnham, Inc. (“SRF”) entered into an Administrative Services Agreement dated May 19, 1999 (the “Agreement”) whereby the Company agreed to provide specified administrative services to the Stein Roe Variable Investment Trust (the “Trust”) and SRF agreed to compensate the Company for providing such administrative services to the Trust from its own assets; and

WHEREAS, the Adviser has replaced SRF as investment adviser to the Trust; and

WHEREAS, the Adviser wishes to be billed by the Company for the amount of the Company’s fee under the Agreement;

NOW THEREFORE, the Adviser and the Company agree as follows:

1.             That, effective as of April 1, 2003, Columbia Management Advisers, Inc., a predecessor entity to the Adviser, became a party to the Agreement and SRF was released from its obligations under the Agreement.

2.             That, effective as of July 1, 2004, the second sentence of Section 1 of the Agreement is amended in its entirety to read as follows:

“The Company shall prepare and submit an invoice to the Adviser for the payment contemplated by this Section 1 and the Adviser will make such payment to the Company within 30 days of the receipt of the invoice.”

IN WITNESS WHEREOF, the parties have executed this Amendment as of the date first written above.

LIBERTY LIFE ASSURANCE COMPANY OF BOSTON

By:	/s/ Stephen M. Batza

Title:	COO - Individual Life

COLUMBIA MANAGEMENT ADVISERS, LLC

By:

Title:	Managing Director